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                         October 17, 2022

       William Ralston
       Chief Executive Officer
       SinglePoint Inc.
       2999 North 44th Street, Suite 530
       Phoenix, AZ 85018

                                                        Re: SinglePoint Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2022
                                                            File No. 333-267779

       Dear William Ralston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              David S. Wolpa